SpareBank 1 Capital Markets, Inc.
(A wholly owned subsidiary of SpareBank 1 Markets AS)
(SEC I.D. No. 8-68611)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

and

Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-68611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SpareBank 1 Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3225 Turtle Creek Blvd - Suite 704
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Bowden, President	212-861-6633	sean.bowden@sb1cm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Bowden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEETA KUMAR
Notary Public - State of New York
NO. 01KU6422235
Qualified in Westchester County
My Commission Expires Sep 20, 2025

Signature: [signature]

Title: President

[signature] Meeta Kumar 02/17/2025

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SpareBank 1 Capital Markets, Inc.
December 31, 2024

Table of Contents

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. as of December 31, 2024, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of SpareBank 1 Capital Markets, Inc. as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SpareBank 1 Capital Markets, Inc.'s management. My responsibility is to express an opinion on SpareBank 1 Capital Markets, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to SpareBank 1 Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of SpareBank 1 Capital Markets, Inc.'s financial statements.

The supplemental information is the responsibility of SpareBank 1 Capital Markets, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as SpareBank 1 Capital Markets, Inc.'s auditor since 2024.

Joseph Ferrara, CPA
Hamilton, New Jersey
February 15, 2025

SpareBank 1 Capital Markets, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	364,688
Cash - segregation in compliance with federal regulation		100,000
Accounts receivable - related party		25,000
Prepaid Expenses		3,609
Total Assets	$	493,297

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	13,917
Total Liabilities		13,917
Commitments and Contingencies (Note 7)		
Stockholder Equity		
Common stock, no par value 1,000 authorized, 1,000 isssued and outstanding		565,612
Accumulated deficit		(86,232)
Total Stockholder Equity		479,380
Total Liabilities & Stockholder Equity	$	493,297

See accompanying notes.

SpareBank 1 Capital Markets, Inc.
STATEMENT OF OPERATIONS
Year Ended December 31, 2024

REVENUE	
Services income - related party	$ 300,000
OPERATING EXPENSES	
Payroll and employee benefits	254,311
Professional Fees	37,733
Regulatory Fees	4,460
Technology & communications	12,431
General & Administrative	13,850
Total Expenses	322,785
Net loss	$ (22,785)

See accompanying notes.

SpareBank 1 Capital Markets, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended December 31, 2024

	Common Stock				Accumulated		Stockholder
	Shares		Amonut		Deficit		Equity
Balance at December 31, 2023	1,000	$	565,612		(63,447)	$	502,165
Net loss					(22,785)		(22,785)
Balance at December 31, 2024	1,000	$	565,612	$	(86,232)	$	479,380

See accompanying notes.

SpareBank 1 Capital Markets, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(22,785)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		-
(Increase) Decrease in Operating Assets:		
Prepaid expenses		250
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued liabilities		13,250
Net cash used in operating activities		(9,285)
Net decrease in cash and cash-segration in compliance with federal regulation		(9,285)
Cash and cash-segration in compliance with federal regulation, beginning of year		473,973
Cash and cash-segration in compliance with federal regulation, end of year	$	464,688

Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

SpareBank 1 Capital Markets, Inc.
Notes To Financial Statements
December 31, 2024

1 Organization and Nature of Business

SpareBank 1 Capital Markets, Inc. (the Company) is a wholly owned entity of SpareBank 1 Markets AS a Norwegian entity, the "Parent Company". The Company was founded in 2010.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

2 Summary Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows and Cash-Segregation in Compliance with Federal Regulations

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024.

Cash is held at a high credit quality financial institution and is insured by the Federal Deposit Insurance Corporation.

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2024 and believes they are all collectible. Accounts receivable are not collateralized.

(d) Accounts Receivable - continued

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements (if any) or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with service income is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

(e) Revenue Recognition

The Company earned service fees performed under an agreement with its Parent Company which was the sole source of revenue for the Company. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. Economic factors can impact the nature, amount, timing and uncertainty of revenue and cash flows. There were no unsatisfied performance obligations at December 31, 2024.

(f) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (if any). No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(f) Income Taxes - continued

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at December 31, 2024 total approximately $10,000, and may be carried forward indefinitely. Deferred income taxes have not been provided for this temporary difference as they are not considered significant.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(i) Fair Value Hierarchy - continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2024, the Company had net capital of $450,771, which was $200,771 in excess of its required minimum net capital of $250,000. The Company had an AI/NC ratio of 0.0309 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company conducts its operations from facilities that are provided by the Officer on a month to month basis.

Rent expense for the year ended December 31, 2024 was $0

5 Concentrations and Economic Dependency

The Company's revenues consist of service fees as discussed in Note 2 above. Pursuant to the terms of the Amended and Restated Research Services and Agency Agreement it will remain in effect until terminated by either party with thirty days prior written notice..

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts through December 31, 2024 and believes it is not subject to any significant credit risk.

6 Fair Value

Cash, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company had implemented such policies and procedures.

10 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a single service within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from one external customer (a related party) in 2024.

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 15, 2025 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

SpareBank 1 Capital Markets, Inc.
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2024

Schedule I

NET CAPITAL

Assets	$ 493,297
Less: Liabilities	(13,917)
Total Stockholder Equity Qualified for Net Capital	479,380
Deductions and/or Charges	
Accounts receivable - related party	25,000
Prepaid expense	3,609
Net Capital	$ 450,771
Computation of Alternate Net capital Requirement: 2% of combined aggregate debt item as shown in the formula for reserve requirements pursuant to Rule 15c3-3	$ 928.00
Minimum dollar net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $928 or $250,000	$ 250,000
Excess Net Capital	200,771
NET CAPITAL	450,771
AI/NC Ratio	0.0309%
Non A.I. Liabilities	0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2024)

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 450,771
Net Capital, per above	450,771
Difference	$ -

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

SpareBank 1 Capital Markets, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)(2)(i) for A and B. Therefore the following reports are not presented.

A) Computation for Determination of Reserve Requirements

B) Information Relating to Possession or Control Requirements

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpareBank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpareBank 1 Capital Markets, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Ferrara

Ferrara CPA
Hamilton Square, New Jersey
February 15, 2025

SpareBank 1 Capital Markets, Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

SpareBank 1 Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

SpareBank 1 Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal period without exception.

SpareBank 1 Capital Markets, Inc.

I, Sean Bowden, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: ______________________

Sean Bowden
President